SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[✓] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No fee required, effective October 7, 1996].
For the fiscal year ended December 31, 2004.

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No fee required].
For the transition period from ___________ to ______________.

Commission file number 2-4468

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Exhibits.

An Exhibit Index has been filed as part of this Report on Page E-1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEARS, ROEBUCK AND CO.
SEARS 401(K) SAVINGS PLAN

By: Sears, Roebuck and Co., Plan Administrator

By: ______________________
Robert Luse
Senior Vice President, Human Resources

Date: June 23, 2005

EXHIBIT INDEX

Sears 401(k) Savings Plan

Financial Statements for the
Years Ended December 31, 2004 and 2003,
Supplemental Schedules for the
Year Ended December 31, 2004 and
Report of Independent Registered
Public Accounting Firm

SEARS 401(k) SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sears 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004 and (2) reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. These schedules and supplemental information by fund are the responsibility of the Plan's management. Such schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2005

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004
(Thousands of dollars)

		Supplementary Information		
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENTS - At fair value (Notes 3 and 4):				
Sears, Roebuck and Co. common shares	$ 769,120	$	$764,408	$ 4,712
Registered investment companies	263,965	263,965		
Common/collective trusts	2,186,012	2,186,012		
Collective short-term investment fund	898		872	26
Participant-directed brokerage account	44,169	44,169		
Participant notes receivable	101	101		
Total investments	3,264,265	2,494,247	765,280	4,738
RECEIVABLES:				
Dividend and interest	5,343	1,786	3,464	93
Interfund	624	20		604
Total receivables	5,967	1,806	3,464	697
CASH	118	118		
Total assets	3,270,350	2,496,171	768,744	5,435
LIABILITIES				
ESOP LOAN (Note 4)	881			881
PAYABLES:				
Interest	14			14
Due to brokers and others	4,377	3,432	945	
Interfund	624	20	604	
Total payables	5,015	3,452	1,549	14
Total liabilities	5,896	3,452	1,549	895
NET ASSETS AVAILABLE FOR BENEFITS	$3,264,454	$2,492,719	$767,195	$ 4,540

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003
(Thousands of dollars)

		Supplementary Information		
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENTS - At fair value (Notes 3 and 4):				
Sears, Roebuck and Co. common shares	$ 858,314	$	$779,737	$78,577
Registered investment companies	173,502	173,502		
Common/collective trusts	2,217,983	2,217,983		
Collective short-term investment fund	1,249		238	1,011
Participant-directed brokerage account	41,921	41,921		
Participant notes receivable	239	239		
Total investments	3,293,208	2,433,645	779,975	79,588
RECEIVABLES:				
Dividend and interest	6,304	1,698	4,205	401
Employer contribution	13,420		13,420	
Interfund	19	19		
Total receivables	19,743	1,717	17,625	401
CASH	95	95		
Total assets	3,313,046	2,435,457	797,600	79,989
LIABILITIES				
ESOP LOAN (Note 4)	7,120			7,120
PAYABLES:				
Interest	113			113
Due to brokers and others	3,551	3,113	438	
Interfund	19	19		
Total payables	3,683	3,132	438	113
Total liabilities	10,803	3,132	438	7,233
NET ASSETS AVAILABLE FOR BENEFITS	$3,302,243	$2,432,325	$797,162	$72,756

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
(Thousands of dollars)

		Supplementary Information		
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENT INCOME:				
Net appreciation (depreciation) in fair value of investments (Note 3)	$ 260,500	$ 180,008	$ 85,214	$ (4,722)
Dividends	21,567	5,917	14,686	964
Interest	19,942	19,916	20	6
Other	1,197	1,142	55	
Net investment income (loss)	303,206	206,983	99,975	(3,752)
CONTRIBUTIONS:				
Employee	170,855	154,569	16,286	
Employee - rollover	2,736	2,606	130	
Total contributions	173,591	157,175	16,416	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	64,269		64,269	
Shares allocated in lieu of dividends	4,874		4,874	
Total additions	545,940	364,158	185,534	(3,752)
DEDUCTIONS				
WITHDRAWALS	504,732	386,393	118,339	
INTEREST EXPENSE	219			219
ADMINISTRATIVE EXPENSE	9,635	7,882	1,753	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	64,269			64,269
Shares allocated in lieu of dividends	4,874			4,874
Total deductions	583,729	394,275	120,092	69,362
NET INCREASE (DECREASE)	(37,789)	(30,117)	65,442	(73,114)
FUND TRANSFERS		90,511	(95,409)	4,898
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	3,302,243	2,432,325	797,162	72,756
December 31	$3,264,454	$2,492,719	$ 767,195	$ 4,540

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
(Thousands of dollars)

		Supplementary Information		
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENT INCOME:				
Net appreciation in fair value of investments (Note 3)	$ 829,206	$ 330,332	$ 447,577	$ 51,297
Dividends	21,409	1,271	17,987	2,151
Interest	21,790	21,757	26	7
Other	1,402	1,384	18	
Net investment income	873,807	354,744	465,608	53,455
CONTRIBUTIONS:				
Employee	183,169	164,843	18,326	
Employee - rollover	3,037	2,676	361	
Employer - cash	34,580		34,580	
Employer - ESOP loan debt service	2,053			2,053
Total contributions	222,839	167,519	53,267	2,053
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	33,573		33,573	
Shares allocated in lieu of dividends	4,460		4,460	
Total additions	*1,134,679*	*522,263*	*556,908*	*55,508*
DEDUCTIONS				
WITHDRAWALS	379,631	277,690	101,941	
INTEREST EXPENSE	759			759
ADMINISTRATIVE EXPENSE	10,931	8,634	2,297	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	33,573			33,573
Shares allocated in lieu of dividends	4,460			4,460
Total deductions	429,354	286,324	104,238	38,792
NET INCREASE	705,325	235,939	452,670	16,716
FUND TRANSFERS		141,144	(147,210)	6,066
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	2,596,918	2,055,242	491,702	49,974
December 31	$ 3,302,243	$2,432,325	$ 797,162	$ 72,756

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established the Sears 401(k) Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated July 1, 1916. The Plan Document has been amended and restated from time to time. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information. See Note 6.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Company has designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). See Note 6.

State Street Bank and Trust Company serves as the trustee for the Plan. CitiStreet, a joint venture of State Street Corporation and Citigroup, serves as the Plan recordkeeper.

The Investment Committee, consisting of employees of the Company, manages and controls the investment of the assets of the Plan. Morgan Guaranty Trust has been appointed by the Investment Committee as the named fiduciary with authority relating to the acquisition, retention and disposition of Plan assets and the appointment, retention, and termination of investment managers. Sears Investment Management Co., a wholly owned subsidiary of the Company, has been appointed by the Investment Committee to be the investment manager for the Employee Stock Ownership Plan feature of the Plan and the Sears Stock Fund.

Certain expenses incurred in connection with the operation of the Plan are paid from Plan assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Plan assets. Compensation to members of the Investment Committee is paid by the Company.

Eligibility - A full-time or part-time employee of the Company or designated affiliate of the Company is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by making contributions to the Plan. Participants may contribute up to 50 percent of eligible annual compensation through a combination of pre-tax and after-tax contributions. Participants turning age 50 or older during the plan year are eligible to make an additional pre-tax "catch-up" contribution up to IRS limits.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Stock Fund, which invests principally in Sears stock; the Interest Income Fund; the Domestic Bond Fund; the S&P 500 Equity Index Fund; the Small Cap Equity Fund; the Large Cap Growth Equity Fund; the Large Cap Value Equity Fund; the International Equity Fund; any of three Diversified Index Funds - Aggressive, Moderate, and Conservative; and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are fully vested in their contributions and earnings thereon.

The Employee Stock Ownership Plan, which is described below, includes Sears shares funded by a loan. Some of the shares have not yet been allocated to participants and are reported in the ESOP Company Shares Fund (Unallocated). Sears shares that have been allocated are included and reported in the Sears Stock Fund. See Note 6.

Employee Stock Ownership Plan ("ESOP") - On December 20, 1989, an ESOP feature was added to the Plan. The ESOP includes all Company match and after-tax contributions and earnings thereon, even those made prior to 1989. Pursuant to the ESOP, the Plan had a program to purchase up to $800 million worth of Company common shares. The purchases were funded by a loan (the "ESOP Loan") from the Company (see Note 4).

The purchased shares fund a portion of the Company's contribution. Shares not yet allocated to participants are held in a suspense account of the ESOP trust and serve as collateral on the loan. Each year, dividends on shares held in the suspense account and, to the extent so directed by the Company, dividends on shares allocated to the accounts of participants, together with earnings thereon, are used to pay principal and interest on the ESOP Loan. The Company makes additional contributions to the ESOP in amounts which, together with the aforementioned dividends and earnings, are sufficient to make all scheduled payments of principal and interest on the ESOP Loan for that year. A portion of the shares is then released from the suspense account and allocated to participants, based upon the ratio of principal and interest paid for that year on the ESOP Loan to the amount of principal and interest payable on the ESOP Loan for that and all future years. To the extent that dividends on shares allocated to the accounts of participants have been used to service the ESOP Loan, the accounts of such participants are credited with shares released from the suspense account having a fair market value equivalent to the value of the dividends. Shares vest fully upon allocation. See Note 6.

Employer Contributions - Through 2004, the Company contribution was fixed at 70 percent of the first five percent of compensation deferred by employees. Effective January 2005, the Company contribution will be fixed at either 1) 150 percent of the first one percent and 100 percent of the next four percent of compensation deferred by employees who are not eligible for the Sears Pension Plan or who elected to stop earning Sears Pension Plan benefits as of December 31, 2004, or 2) 70 percent of the first five percent of compensation deferred by employees who elected to continue to earn benefits under the Sears Pension Plan after 2004.

The Company contribution is made quarterly. Through 2004, the contribution was paid in Company shares or cash, which was subsequently used to acquire Company shares. Each year's Company contribution is available for investment diversification at the direction of the participant after December 31 of the year in which it is contributed. Effective January 2005, the Company contribution will be in cash and invested based on participants' pre-tax contribution elections. Contributions will be available for diversification on receipt.

To be eligible for the Company contribution, a participant must have one year of service and be credited with 1,000 hours of service by that date. Through 2004, participants become vested in the Company contribution for the current year if they are employed by the Company or designated affiliate at December 31. Effective January 2005, participants hired prior to January 1, 2004 become vested in the Company contribution upon receipt. Participants hired on or after January 1, 2004 become vested upon completion of three years of service.

Termination of Participation - Participation in the Plan ceases after termination of employment, except those participants terminating with account balances in excess of $5,000 who request deferral of distribution remain participants.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings thereon and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial withdrawals are permitted under the Plan Document and do not terminate participation but are subject to restrictions on participant balances. In addition, the account of a participant who terminates or dies prior to December 31 is entitled to receive the actual Company contribution after the year-end of the year in which termination of employment or death occurs if certain age and service requirements are met.

Termination of Participation by an Employer - If any employer (other than the Company) whose employees are Plan participants is judicially declared bankrupt or insolvent, or ceases to be a member of the controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) that includes the Company, or if any employer or a division of any employer is excluded from participation in the Plan, the assets of the Plan attributable to the employees of such employer, who do not become employees of the Company or of any other participating employer, shall be paid from their respective account to the extent permitted by the Internal Revenue Code.

Termination of the Plan - The Company's Board of Directors may, at any time, terminate the Plan or discontinue the Company's contribution to the Plan subject to the provisions of ERISA. After the announcement of such termination or discontinuance, no new participants may join the Plan and the assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared using the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Quoted market prices are used to determine the fair value of the Plan's investments. Shares of registered investment companies (mutual funds) and common collective trusts are valued at the net asset value of shares held by the Plan at year-end. Investments in the Interest Income Fund are valued at contract value (investments made, plus interest accrued at the contract rate, less withdrawals and fees), which approximates fair value. Participant notes receivable are valued at cost which approximates fair value.

The Interest Income Fund is invested in three stable value funds that are common collective investment trust funds ("trusts"). The trusts may invest in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Interest Income Fund for the years ended December 31, 2004 and 2003 were 4.50% and 4.55%, respectively. The crediting interest rates at December 31, 2004 and 2003 were 4.41% and 4.12%, respectively. The crediting interest rate is based on the performance of the underlying portfolio of investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003 were $1.7 million and $0.8 million, respectively.

3. INVESTMENTS

The following table presents the fair value of investments and their net change in value (including gains and losses on investments bought and sold, as well as held during the year):

	2004		2003	
	Fair Value	Net Change in Fair Value	Fair Value	Net Change in Fair Value
	(Thousands of dollars)		(Thousands of dollars)	
Sears, Roebuck and Co. common shares	$ 769,120	$ 80,492	$ 858,314	$ 498,874
Registered investment companies	263,965	23,045	173,502	24,511
Common/collective trusts	2,186,012	153,956	2,217,983	295,391
Collective short-term investment fund	898		1,249	
Participant-directed brokerage account	44,169	3,005	41,921	10,428
Participant notes receivable	101		239	
Futures contracts and others		2		2
Total	$3,264,265	$ 260,500	$3,293,208	$ 829,206

The Plan's investments which exceeded 5% of the net assets available for benefits at December 31, 2004 and 2003 are as follows:

	2004	2003
	(Thousands of dollars)	
Sears, Roebuck and Co. common shares*	$ 769,120	$ 858,314
State Street Bank & Trust Bond Market Index Securities Lending Fund	567,585	582,865
State Street Bank & Trust S&P 500 Flagship Fund	866,258	888,973
Invesco Stable Value Trust	165,133	169,307
SEI Stable Asset	164,955	169,865
T Rowe Price Stable Value Common Trust	170,932	175,140

* Partially non-participant-directed

Certain Plan investments are shares of registered investment companies and common/collective trusts managed by State Street Bank and Trust Company ("State Street"). State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to State Street for investment management services were $0.7 million and $1.3 million for the years ended December 31, 2004 and 2003, respectively.

4. ESOP LOAN

The original ESOP Loan agreement provided for the loan to be repaid over a 15-year period through 2004 at an interest rate of 9.2%. Effective June 26, 1998, the remaining balance of the loan was refinanced. The interest rate was reduced from 9.2% to 6.1% per annum and the term was extended from 2004 to 2024. During 2004, principal payments of $6.2 million were made. See Note 6.

At December 31, the following allocated and unallocated ESOP investment in Sears, Roebuck and Co. common shares was held by the Plan:

	2004		2003	
	Allocated	Unallocated	Allocated	Unallocated
	(Thousands of dollars)		(Thousands of dollars)	
Number of shares	7,895,041	92,347	8,495,505	1,727,358
Cost	$ 126,571	$ 1,410	$ 137,627	$ 26,374
Fair value	$ 402,884	$ 4,712	$ 386,461	$ 78,577

5. INCOME TAXES

In the Plan's latest determination letter, dated January 22, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, in that determination letter, the Internal Revenue Service instructed that a minor amendment to the Plan be made retroactively to January 1, 2000. The Plan was amended in accordance with the Internal Revenue Service instructions. Also, the Plan has been further amended subsequent to the receipt of the IRS determination letter. The Plan Administrator and the Plan's Benefits Counsel believe, however, that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. SUBSEQUENT EVENTS

History and Purpose - Effective January 1, 2005, the Company established the Sears Puerto Rico Savings Plan (the "Puerto Rico Plan"). Plan assets attributable to those employees of Sears, Roebuck de Puerto Rico, Inc. who were participants in the Plan as of December 31, 2004, were transferred to the Puerto Rico Plan as soon as it was legally permissible and administratively possible in early 2005.

Administration - In March 2005, the Company merged with Kmart Holdings Corporation (the "Merger") and became a wholly-owned subsidiary of Sears Holdings Corporation ("Holdings").

Participants' Contributions and Investment Options - As a result of the merger, the Sears Stock Fund was replaced by the Sears Holdings Corporation Stock Fund ("SHC Stock Fund"). On the date that the Merger closed, Company shares in the Sears Stock Fund and the ESOP Company Shares Fund (Unallocated) were exchanged for shares of Holdings, cash, or a combination thereof. Allocations were directed by the participant and subject to certain caps on the relative amounts of cash and stock consideration that could be issued in connection with the merger. To the extent that participants elected and received cash for their Company shares, it was automatically transferred into the Interest Income Fund. Other cash received was re-invested in Holdings shares and deposited in the SHC Stock Fund. Cash received in the ESOP Company Shares Fund (Unallocated), either directly upon the Merger or through later liquidation of Holdings shares, was used to support the first quarterly Company contribution of 2005.

Employee Stock Ownership Plan ("ESOP") - The ESOP Loan balance at December 31, 2004 was fully repaid in April 2005.

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

SEARS 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2004

	Shares	Cost Per Share	Cost Total	Current Value Per Share	Current Value Total
COMMON STOCK:					
* SEARS, ROEBUCK AND CO.	15,071,926	$ 22.4919	$ 338,998,779	$ 51.0300	$ 769,120,384
REGISTERED INVESTMENT COMPANIES:					
CIGNA FUNDS GROUP NEW	3,577,612	$ 10.3828	$ 37,145,755	$ 11.8800	$ 42,502,029
DODGE + COX STOCK FUND	842,776	110.1763	92,853,924	130.2200	109,746,271
TCW GALILEO SELECT EQUITIES FUND	3,456,123	15.8107	54,643,683	19.5800	67,670,896
TCW GALILEO VALUE OPPORTUNITIES FUND	1,972,485	18.4571	36,406,282	22.3300	44,045,581
TOTAL REGISTERED INVESTMENT COMPANIES			$ 221,049,644		$ 263,964,777
COMMON COLLECTIVE TRUSTS:					
INVESCO STABLE VALUE TRUST	165,132,954	$ 1.0000	$ 165,132,954	$ 1.0000	$ 165,132,954
SEI STABLE ASSET	164,955,262	1.0000	164,955,262	1.0000	164,955,262
T ROWE PRICE STABLE VALUE COMMON TRUST	170,931,652	1.0000	170,931,652	1.0000	170,931,652
STATE STREET BANK & TRUST					
* BOND MARKET INDEX SL	31,944,231	16.1573	516,131,088	17.7680	567,585,100
* DAILY EAFE SECURITIES LENDING FUND	8,446,641	10.2609	86,670,562	12.4100	104,822,819
* RUSSELL 2000 INDEX SL	2,514,703	22.8183	57,381,268	37.9040	95,317,307
* S & P 500 FLAGSHIP FUND	3,920,606	168.4570	660,453,605	220.9500	866,257,919
STATE STREET GLOBAL ADVISORS					
* DAILY MSCI EUROPE INDEX SL FUND	2,952,161	6.7749	20,000,457	12.1210	35,783,144
* DAILY MSCI JAPAN INDEX SL FUND	966,115	8.1239	7,848,646	11.6490	11,254,273
* DAILY MSCI PACIFIC X JPY SL FUND	208,720	9.8291	2,051,530	19.0290	3,971,733
TOTAL COMMON COLLECTIVE TRUSTS			$ 1,851,557,024		$ 2,186,012,163
COLLECTIVE SHORT-TERM INVESTMENT FUND:					
STATE STREET BANK & TRUST					
* SHORT TERM INVESTMENT FUND	898,155	$ 1.0000	$ 898,155	$ 1.0000	$ 898,155
PARTICIPANT-DIRECTED BROKERAGE ACCOUNT ASSETS			**		$ 44,169,417
***PARTICIPANT LOANS**	7 - 9.5%	Due 2005 - 2014	$ 100,532		$ 100,532
TOTAL INVESTMENTS					$ 3,264,265,428

* Sponsored by a party-in-interest.
** Cost information is not required for participant-directed investments.

APPENDIX B

Schedule of Reportable Transactions

SEARS 401(k) SAVINGS PLAN

APPENDIX B

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
FOR THE YEAR ENDED DECEMBER 31, 2004

The following series of transactions by the Plan in 2004 involved an amount exceeding 5% of the current value of the Plan's assets at January 1, 2004:

	Total Number		Dollar Value (in 000s)		
	Purchases	Sales	Purchases	Sales	Net Gain/ (Loss)
SEARS, ROEBUCK AND CO. COMMON SHARES	5	141	$ 18,125	$ 171,283 (1)	$ -
STATE STREET BANK AND TRUST CO. SHORT TERM INVESTMENT FUND	215	331	137,684	138,035	-
BOND MARKET INDEX FUND SL	398	644	75,011	113,980	1,738
DAILY EAFE SL FUND	417	602	101,762	76,646	2,392
S & P 500 FLAGSHIP FUND	366	703	52,273	162,873	3,698

(1) In addition, 389,365 Sears, Roebuck and Co. shares were issued to withdrawing participants at a quoted market price of $16,528,635 and a cost to the Plan of $9,360,935.

Deloitte.

Deloitte & Touche LLP
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Chicago, IL 60606-4301
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Tel: +1 312 486 1000
Fax: +1 312 486 1486
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-102114 of Sears Roebuck and Co. on Form S-8 of our report dated June 21, 2005, appearing in this Annual Report on Form 11-K of Sears 401(k) Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

June 23, 2005